Filed by NuVasive, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: NuVasive, Inc.

Commission File No.: 000-50744

NEWS RELEASE

Leading Independent Proxy Advisory Firm ISS Recommends NuVasive

Shareholders Vote “FOR” the Proposed Merger with Globus Medical

SAN DIEGO –April 14, 2023–NuVasive, Inc. (NASDAQ: NUVA), the leader in spine technology innovation, focused on transforming spine surgery with minimally disruptive, procedurally integrated solutions, today announced that leading independent proxy advisory firm Institutional Shareholder Services (“ISS”) recommends that NuVasive shareholders vote “FOR” the shareholder proposal to adopt the merger agreement with Globus Medical (NYSE: GMED) at NuVasive’s upcoming special meeting of shareholders (“the special meeting”) scheduled for April 27, 2023. Only holders of record of NuVasive common stock as of the close of business on March 24, 2023 are entitled to vote at the special meeting.

In making its recommendation, ISS stated in its April 14, 2023 report1:

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“the merger appears to have strategic merit, as the combined company will have increased scale with a complementary product portfolio and geographic footprint and addresses key strategic areas of focus for NUVA, including the lack of a robotics platform and an outsized cost structure”

•	“The merger is expected to generate cost and revenue synergies, with positive net synergies expected within two years, and be accretive to GMED earnings”

•	“GMED has historically been viewed as a stronger performer than NUVA from an operational, TSR, and valuation standpoint, all of which will benefit NUVA shareholders”

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“In light of the compelling strategic rationale, which includes the opportunity to address the lack of a robotics platform, a key strategic focus area, the projected synergies and potential upside of the combined company, and the uncertainties associated with the standalone alternative, support for the proposed transaction is warranted”

Chris Barry, chief executive officer of NuVasive, said, “We are pleased that ISS recognizes the significant value creation opportunities enabled by our combination with Globus Medical. This transaction is transformative, joins two companies with highly complementary capabilities, geographic footprints and customer bases in a highly competitive industry and delivers compelling value to both companies’ shareholders. Together with Globus Medical, we will be an innovative global musculoskeletal company and able to achieve more, faster and better than either company could alone.”

[1]	Permission to use quotations neither sought nor obtained.

The NuVasive Board of Directors strongly urges NuVasive shareholders to vote “FOR” all the NuVasive proposals set forth in the definitive proxy statement for the NuVasive special meeting, including “FOR” the proposal to adopt the merger agreement with Globus Medical.

NuVasive shareholders who have questions or need assistance in voting their shares should contact NuVasive’s proxy solicitor, Innisfree M&A Incorporated, by calling toll-free at (877) 687-1873 (U.S. or Canada) or +1 (412) 232-3651 (international).

The merger of NuVasive and Globus Medical is expected to close in the middle of 2023, subject to the approval of both companies’ shareholders, regulatory approval, and other customer closing conditions.

About NuVasive

NuVasive, Inc. (NASDAQ: NUVA) is the leader in spine technology innovation, with a mission to transform surgery, advance care, and change lives. The Company’s less-invasive, procedurally integrated surgical solutions are designed to deliver reproducible and clinically proven outcomes. The Company’s comprehensive procedural portfolio includes surgical access instruments, spinal implants, fixation systems, biologics, software for surgical planning, navigation and imaging solutions, magnetically adjustable implant systems for spine and orthopedics, and intraoperative neuromonitoring technology and service offerings. With more than $1 billion in net sales, NuVasive operates in more than 50 countries serving surgeons, hospitals, and patients. For more information, please visit www.nuvasive.com.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” and similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing or at all, (ii) a condition to closing of the transaction may not be satisfied, including obtaining shareholder and regulatory approvals, (iii) the anticipated tax treatment of the transaction may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the transactions, (v) potential litigation relating to the proposed transaction that could be instituted against Globus Medical, NuVasive or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (vii) any negative effects of the announcement, pendency or consummation of the transactions on the market price of Globus Medical’s or NuVasive’s common stock and on Globus Medical’s or NuVasive’s businesses or operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) the risks and costs associated with the integration of, and the ability of Globus Medical and NuVasive to integrate, their businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the proposed transaction will harm Globus Medical’s or NuVasive’s business, including current plans and operations, (xi) the ability of Globus Medical or NuVasive to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, and (xiii) the other risks described in Globus Medical’s and NuVasive’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form S-4 initially filed by Globus Medical with the U.S. Securities and Exchange Commission (“SEC”) on March 10, 2023, as amended on March 24, 2023, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Globus Medical’s or NuVasive’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Globus Medical nor NuVasive assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information About the Transaction and Where To Find It

This communication relates to a proposed business combination of NuVasive and Globus Medical. In connection with the proposed transaction, Globus Medical filed a registration statement on Form S-4 with the SEC on March 10, 2023, which was amended on March 24, 2023 and that includes a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, provides details of the proposed transaction and the attendant benefits and risks. The registration statement was declared effective on March 28, 2023, and NuVasive filed a definitive proxy statement on March 28, 2023. Globus Medical and NuVasive commenced mailing of the definitive joint proxy statement/prospectus to their respective stockholders on March 29, 2023. Globus Medical and NuVasive may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement statement/prospectus or the registration statement on Form S-4 or any other document which Globus Medical or NuVasive may file with the SEC. INVESTORS AND SECURITY HOLDERS OF GLOBUS MEDICAL AND NUVASIVE ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed by Globus Medical or NuVasive with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Globus Medical and NuVasive, as applicable. Requests for copies of the joint proxy statement/prospectus and other documents filed by Globus Medical with the SEC may be made by contacting Keith Pfeil, Chief Financial Officer by phone at (610) 930-1800 or by email at kpfeil@globusmedical.com, and request for copies of the joint proxy statement/prospectus and other documents filed by NuVasive may be made by contacting Matt Harbaugh, Chief Financial Officer, by phone at (858) 210-2129 or by email at investorrelations@nuvasive.com.

Participants in the Solicitation

Globus Medical, NuVasive, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Globus Medical and their ownership of Globus Medical stock is set forth in Globus Medical’s annual report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023 and March 16, 2023, respectively. Information regarding NuVasive’s directors and executive officers is contained in NuVasive’s annual report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2022, which was filed with the SEC on February 22, 2023, and April 12, 2023, respectively. Certain directors and executive officers of Globus Medical and NuVasive may have a direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction is included in the joint proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This document also does not constitute a solicitation of proxy.

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Investor contact:

Juliet C. Cunningham

NuVasive, Inc.

858-210-2129

investorrelations@nuvasive.com

Media contact:

Melanie Ordoñez

NuVasive, Inc.

858-722-3899

media@nuvasive.com